                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                         For the Month of September 2003
                                  News Release

                                  ------------

                         (Commission File. No 0-20390).

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

               1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
               -----------------------------------------------------
               (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                                          Form 20-F         40-F   X
                                                    -----        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                               Yes:          No:   X
                                                    -----        -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation

                                  /s/ Anthony Holler
                                      ------------------------------------------
                                  By: Anthony Holler
                                      Anthony F. Holler, Chief Executive Officer

Date: September 18, 2003

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"


Contacts:     ID Biomedical Corporation
              Dean Linden
              Manager, Corporate Communications
              (604) 431-9314
              www.idbiomedical.com


For Immediate Release

         ID BIOMEDICAL TO PRESENT AT UBS GLOBAL LIFE SCIENCES CONFERENCE

VANCOUVER, BC - SEPTEMBER 16, 2003 -ID Biomedical announced that the Company is scheduled to present at the UBS Global Life Sciences Conference on September 24, at 8:00 am (EST). Mr. Todd Patrick, President and Chief Operating Officer, will give the presentation. A web cast of the presentation can be heard by accessing the Company's website at WWW.IDBIOMEDICAL.COM.

ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING

ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY;
IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                                            1510-800 West Pender
[ID BIOMEDICAL LOGO]                                 Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"


Contacts:     ID Biomedical Corporation
              Dean Linden
              Manager, Corporate Communications
              (604) 431-9314
              www.idbiomedical.com


For Immediate Release

                   ID BIOMEDICAL REPORTS POSITIVE RESULTS FROM
                 HUMAN CHALLENGE STUDY OF FLUINSURE(TM) VACCINE

VANCOUVER, BC - SEPTEMBER 18, 2003 - ID Biomedical announced today that preliminary data from its most recent influenza challenge study of FluINsure(TM) showed significant reductions in clinical illness across all vaccine regimens tested when compared with placebo. The trial compared subjects who had received placebo with subjects who had received the same one-and two-dose regimens studied previously, and also a two dose regimen in which the vaccine dose was halved. In a somewhat unexpected result, this latter reduced-dose regimen proved to be as effective as the higher two-dose regimen. Further, the one dose regiment was highly efficacious in protecting against fever, which will be a critical criterion of clinical influenza in any field efficacy studies. As a result, ID Biomedical will be studying this reduced-dose two-dose regimen, as well as the one dose regimen in a field study scheduled to begin in October 2003.

As in the prior human "challenge" trial, volunteers were selected for low pre-existing antibody titers to the challenge virus (A/Panama/2007/99), then assigned in a randomized and blinded manner to receive placebo (N=24), a single intranasal dose of FluINsure(TM) of 30 ug (N=19), two intranasal doses of 30 ug (N=16), or a new regimen consisting of two intranasal doses of 15 ug (N=19). Approximately one month after the vaccine regimen was completed; volunteers were challenged intranasally with the same dose of

A/Panama/2007/99 virus used in the prior study. Study doctors then monitored subjects for seven days for fever, upper respiratory symptoms, cough or abnormal physical signs in their chest exam, and systemic symptoms such as weakness, fatigue, muscle aches, and headache.

The current results of the study are preliminary and reflect clinical data only. Laboratory confirmation of influenza infection is ongoing.

Among vaccine-treated subjects, 18 of 19 one-dose recipients (94%), and 100% of two-dose recipients at both dose levels, were protected from fever. In comparison with placebo recipients, these results represent 75% efficacy in the prevention of febrile illness among one-dose recipients and 100% efficacy in two-dose recipients. The one- and two-dose treatment groups did not significantly differ from one another; but the comparison of all vaccine-treated subjects with placebo demonstrated a clear protective effect of FluINsure(TM) against febrile illness (91% overall efficacy against febrile illness, p = 0.009, Fisher's exact test). Prevention of fever is especially important because both the U.S. Food and Drug Administration (FDA) and Health Canada have recently recommended that, in field efficacy studies, the Company must use fever as a central component of its clinical definition of influenza illness. Thus, prevention of fever will equate to the prevention of influenza in any proposed pivotal studies.

Systemic illness symptoms of any sort were noted in only 11% of one-dose FluINsure(TM) group and 9% of two-dose FluINsure(TM) recipients; versus 38% of placebo recipients. Once again, the three FluINsure(TM) treatment groups were not significantly different from each other; and demonstrated a pooled efficacy rate of 73% against systemic illness when compared with placebo (p = 0.008, Fisher's exact test).

There were no lower respiratory symptoms or signs detected in any of the subjects in this study, a planned feature of the challenge model to protect subject safety. Efficacy against any upper respiratory symptoms was less than efficacy against fever and systemic illness symptoms. However, although some vaccinated subjects attained the relatively sensitive definition of upper respiratory illness (which required only one symptom or finding such as red throat, stuffy nose, etc.), secondary data indicated the intensity of upper respiratory symptoms was substantially reduced in the one and two dose vaccinated groups. For example, mean and median daily use of tissues in connection with nasal symptoms were reduced 3 to 4 fold in all FluINsure(TM) treatment groups relative to placebo (p = 0.043). Further, the Company noted in its previous challenge study that mild upper respiratory symptoms did not correlate with laboratory confirmed influenza infection.

Analyses of all serum and mucosal antibody responses, as well as laboratory confirmed influenza infection and viral shedding data from this trial will be completed in November. Cumulative results to date from both challenge studies will be presented at the international conference: Options for Control of Influenza V, in Okinawa, Japan on October 10, 2003.

"These are important and encouraging results," said Dr. Louis Fries, M.D., ID Biomedical's Vice President of Clinical and Regulatory Affairs. "First of all, the data validate the results of our first challenge trial, which is not trivial considering the complexity of this challenge model. In addition, all of the FluINsure(TM) regimens have substantial efficacy against clinical illness. This is critically important, because our discussions with both FDA and Health Canada have clearly indicated that preventing illness complicated by fever will be a key component of the definition of efficacy for future phase III trials." Added Fries, "It will be important to obtain the full results of this study, including laboratory confirmation of influenza, but it is now highly unlikely that any result would modify our intention to test both a single-dose and a two-dose regimen, the latter employing a lowered dose level, in the upcoming field study."

"This data is very exciting as it further confirms FluINsure's ability to prevent influenza" stated Anthony Holler, M.D., ID Biomedical's Chief Executive Officer. "These new data certainly indicate that we are continuing on a very positive track. We look forward to putting FluINsure(TM) to the test of a large scale field study later this year."

ABOUT ID BIOMEDICAL

ID Biomedical is Biotechnology Company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.